Exhibit 99.2

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

Biovail Comments on Glass Lewis Report

Vote Your BLUE Proxy Now

TORONTO – June 18, 2008 – Biovail Corporation (NYSE: BVF) (TSX: BVF) today issued the following statement in order to assist its shareholders who may be confused or misled by the incomplete information issued earlier today by the Dissidents:

Biovail shareholders should be aware that Glass Lewis in fact recommended “withholding votes from the entire slate of Dissident nominees” * citing concerns including their affiliation to Eugene Melnyk.

*Permission to use quotations from the Glass Lewis report was neither sought nor obtained.

Biovail reminds shareholders that two leading independent proxy voting and corporate governance advisory firms, RiskMetrics Group (formerly Institutional Shareholder Services or “ISS”) and PROXY Governance, Inc. have both recommended that Biovail shareholders vote FOR all the Company’s director nominees and against the Dissident slate.

Biovail advises its shareholders to review the Company’s documents and website to obtain facts that will allow them to make an informed decision in their choice of a Board of Directors at the Company’s June 25, 2008, Annual Meeting of Shareholders.  Shareholders are advised to ignore the Melnyk materials or to view them with skepticism.

Biovail Shareholders: The Proxy to Vote is Blue

Your vote is important, regardless of how many shares you own. Submit your BLUE proxy today in favour of the election of the slate of director nominees set out in the Management Proxy Circular and BLUE proxy.

Voting is a quick and simple process. To be sure your vote is counted completed BLUE proxies must be received by 10:00 a.m. on June 23, 2008. Due to the limited time available, we recommend voting by internet, telephone or fax today or no later than 24 hours before the deadline.

Shareholders with questions or needing assistance in voting their BLUE proxy are encouraged to call Biovail’s Proxy Solicitation Agent, Georgeson at:

North American Toll-Free: 1-866-676-3028

Bank and Broker and collect calls accepted: 1 -212-440- 9800

Even if you have already voted using the dissident proxy, you have every right to change your vote simply by executing the BLUE form of proxy: It is the later-dated proxy that will be counted.

Please discard any proxy or related materials you may have received from the Dissidents and vote using only the control number on the BLUE form of proxy.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.